

Mail Stop 3561

June 5, 2018

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue, Suite 1650
Los Angeles, CA 90071

> **Re:** **HyreCar Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2018**
> **File No. 333-225157**

Dear Mr. Furnari:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you refer to "underwriters" throughout the prospectus. We also note that the only underwriter listed in the filing is Network 1 Financial Securities, Inc. Please revise for consistency or advise if you plan to add additional underwriters in subsequent amendments.

Risk Factors, page 11

2. We note that your amended and restated articles of incorporation include an exclusive forum selection clause. We also note your discussion on page 55 of the anti-takeover

effects of certain provisions of your charter documents. Please include a risk factor addressing the risks raised by the forum selection clause and other provisions of your charter documents.

Capitalization, page 21

3. Include within the capitalization table, the convertible debt, net of discount as shown on the face of the March 31, 2018 balance sheet at page F-3. The amount should be included in the actual and pro forma columns and included within the total capitalization amount. To the extent you intend to repay the outstanding principal plus accrued interest of the Notes with the use of net proceeds, as disclosed on page 19, please also reflect the repayment in the pro forma as adjusted column with a footnote to the table thereof.

4. In addition to displaying the actual number of common shares outstanding at March 31, 2018, expand the tabular line item description for common stock to disclose the number of issued and outstanding shares for the pro forma and pro forma as adjusted balances.

Dilution, page 22

5. We note your response to prior comment 1. However, your disclosures and computation in the second paragraph for the historical net tangible book value (deficit) as of March 31, 2018 should be based on the total tangible assets less total liabilities equating to the deficit in book value of $(2,803,987) rather than $(4,395,873). We note your deficit amount excludes the historical convertible preferred stock balance. Please revise the related computations and disclosures therein to include the convertible preferred stock amount as part of total shareholders' deficit. The net book value per share should be based only on the historical number of common shares issued and outstanding.

6. Refer to the third paragraph. In the last sentence, disclose that the reason for the vesting of the 264,285 shares of restricted stock granted to consultants is based on the qualifying financing event of your IPO being at least $10,000,000. Refer to disclosure in the first paragraph under Shares for Services on page F-16.

Note 2 – Summary of Significant Accounting Policies

New Accounting Standards, page F-12

7. We note your disclosure that you determined that the adoption of the new revenue recognition standard on January 1, 2018 had no material impact to your financial statements. However, we also note your revenue recognition policy and related disclosures are pursuant to ASC Topic 605, the former standard. We further note that you are an emerging growth company and you appear to be delaying the adoption of newly issued accounting standards until they are applicable to non-reporting companies (by not checking the box on the cover page of the Form S-1 that you have elected not to

use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act). Please advise whether you adopted ASC 606 and revise your disclosures for consistency accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Nimish Patel, Esq.
        Mitchell Silberberg & Knupp LLP